FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

PLATINUM GROUP METALS LTD. (the “Platinum Group” or the “Company”)

328 – 550 Burrard Street
Vancouver BC, V6C 2B5

Item 2

Date of Material Change

September 30, 2010

Item 3

News Release

The news release dated September 30, 2010 was filed with the TSX and the securities commissions in British Columbia, Alberta, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan via SEDAR and disseminated through Marketwire.

Item 4

Summary of Material Change

The Company announced an updated resource estimate for Project 3 of the Western Bushveld Joint Venture (the “WBJV”) of 1.938 million 4E (platinum, palladium, rhodium and gold) ounces in the Indicated Mineral Resource category and 21,000 4E ounces in the Inferred Mineral Resources category.  Details of the new resource estimates are provided in the tables below:

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Width (metres)	Prill Splits (4E)				WBJV Ozs (million)	PTM Interest	PTM Ozs (million)
					Pt	Pd	Rh	Au

MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999	74%	0.739
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.939	74%	0.695
MR	Inferred	0.443	1.47	1.14	64%	27%	5%	5%	0.021	74%	0.016

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2 CL	62%	3.42	28%	1.54	9%	0.50	1%	0.06

The updated resource estimate is contained in a technical report dated August 31, 2010, prepared by Charles Muller of Minxcon (Pty) Ltd. (“Minxcon”) entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”).  The purpose of the Project 3 Report is to update and summarize the technical aspects of the resource estimates for the Project 3 area of the WBJV (“Project 3”) available since the drilling information for Project 3 was first announced on April 25, 2008.

In addition, three shareholders of the Company exercised a total of 3,308,400 common share purchase warrants at a price of $1.75 per share for proceeds of $5,789,700.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

PROJECT 3 RESOURCE ESTIMATE AND PROJECT 3 REPORT

The Company announced an updated resource estimate for Project 3 of the WBJV as contained in a technical report dated August 31, 2010, prepared by Charles Muller of Minxcon entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa”.

The following is a summary of certain portions of the Project 3 Report:

PROPERTY DESCRIPTION AND LOCATION

The WBJV project is located on the south western limb of the Bushveld Igneous Complex (“BIC”) some 35 km northwest of the town of Rustenburg, North West Province, South Africa.  The property adjoins the Bafokeng Rasimone Platinum Mine (“BRPM”) of Anglo Platinum Ltd. (“Anglo Platinum”) and the Styldrift Project to the southeast and east respectively.  Project 3 of the WBJV is located on a section of the farm Koedoesfontein 94JQ and covers an area of 1,709.28 hectares.

Platinum Group, through its subsidiary Platinum Group Metals RSA (Pty) Ltd. (“PTM-SA”), holds a 54.75% interest in Project 3 through its shareholdings in Maseve Investments 11 (Pty) Ltd. (“Maseve”), the operating company which holds the interests in Projects l and 3. Platinum Group has the right to subscribe for an additional 19.25% interest in Maseve by paying Rand 408.6 million to Maseve by mid January, 2011.

The BIC in general is well known for containing a large share of the world's platinum and palladium resources.  There are two very prominent economic deposits within the BIC.  First, the Merensky Reef and the Upper Group 2 chromitite layer (“UG2 CL”), which together can be traced on surface for 300 km in two separate areas.  Secondly, the Northern Limb, which extends for over 120 km in the area north of Mokopane.

Exploration drilling to date on the WBJV area has shown that both economic units (Merensky Reef and UG2 CL) are present and economically of interest on the WBJV properties.  The mineral resources of Project 3 are located approximately 11 km along strike from the active Merensky Reef mining face at the BRPM, which completed opencast mining on the UG2 CL within 100 m of the WBJV property boundary.  No mineral reserves have been estimated.  As this project constitutes an exploration project, no mining infrastructure currently exists on the properties.

Licences

Legal Aspects and Tenure of the Project 3 Area

Holder	Permit/Right Number	Description of property	Property Size	Validity
Rustenburg Platinum Mines Ltd. (a subsidiary of Anglo Platinum)	Koedoesfontein 94-JQ DME : NW 30/5/1/1/2/1264	The Farm Koedoesfontein 94-JQ.	1702.8204Ha	Protocol No 555/2007 Commence 04/07/2007 Expiry 03/07/2012

Royalties

A 3% gross royalty on the production of refined platinum is required to be paid to the South African Government.

Survey

Koedoesfontein (RPM):  Koedoesfontein is registered with the Deeds Office (RSA) under Koedoesfontein 94JQ, Northern Province.  The farm can be located on Government 1:50,000 Topo-cadastral sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping.  The approximate coordinates (WGS84) are 27° 02’ 00’’ (E) and 25° 07’ 00’’ (S).

PHYSIOGRAPHY, ACCESSIBILITY AND LOCAL RESOURCES

Topography, Elevation and Vegetation

The WBJV area is located on a central plateau.  The Project area has prominent hills, which occur in the northern most portions, but generally, variations in topography are minor and limited to low, gently sloped hills.  The section of the Koedoesfontein property covered by the Project 3 area gently dips in a north-easterly direction toward a tributary of the Elands River.  Elevations range from 1,060 m above mean sea level (“AMSL”) towards the Sandspruit River in the north to 1100 m amsl towards the south eastern corner of the property.  The area is characterised by extensive savannah with vegetation consisting of grasses and shrub with few trees.

Means of Access to the Property

South Africa has a large and well-developed mining industry.  The WBJV is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The Project 3 area is located, some 42 km northwest of the North West Province town of Rustenburg.   The informal settlement of Ledig is situated 2 km north of the Project 3 area via the tarred R565 main road that crosses the Project area.  The WBJV adjoins the AP-managed BRPM to the southeast.  A railway line linking BRPM to the national network passes the WBJV area immediately to the east with a railway siding at Boshoek.

The WBJV properties are readily accessible from Johannesburg by travelling 120 km northwest on Regional Road 24 to the town of Rustenburg and then a further 41 km.  The resort of Sun City is located approximately 6 km northeast of Project 3 area.  Both BRPM to the south of the Project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services.  Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

Population Centres and Modes of Transport

The closest major population centre to the Project 3 is the town of Rustenburg, located about 41 km to the southeast of the Project 3.  Pretoria lies approximately 100 km to the east and Johannesburg about 120 km to the southeast.  A popular and unusually large hotel and entertainment centre, Sun City, lies about 6 km to the northeast of the Project 3 area.  The Sundown Ranch Hotel lies in close proximity to the Project 3 area and offers rooms and chalets as accommodation.  The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality.  A paved provincial road crosses the property.  Access across most of the property can be achieved by truck without the need for significant road building.

Climate and Length of Operating Season

With low rainfall (the area is considered semi arid with an annual rainfall of 520 mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone.  The rainy season is in the summer months from October to April with the highest rainfall in December and January.  In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF); and night temperatures drop to around 15ºC (60ºF).  During winter months (May to October), days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply.  Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC with frost occurring in the early morning.  The hottest months are generally December and January with June and July being the coldest.  The climate of the area does not hinder the operating season and exploration can continue all year long.

Infrastructure with respect to Mining

As the Project 3 Report deals with an exploration project, it suffices to note that all areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm.  Power lines cross both project areas and water is, as a rule, drawn from boreholes.  As several platinum mines are located adjacent to and within 50 km of the property, there is excellent access to materials and skilled labour.  One of the smelter complexes of AP is located within 60 km of the property.  No surface rights are held on the Project 3 area, however, surface rights to 365 ha on Elandsfontein have been purchased and this may be of some use for potential operations.  Further surface rights will be required.

HISTORY

Previous geological exploration on the farm Koedoesfontein was carried out by Anglo Platinum as the original owner of some of the mineral rights.  Anglo Platinum managed the exploration drilling programme for the Koedoesfontein borehole series in the area of interest.  Geological and sampling logs and an assay database are available which was utilised in the resource estimation for Project 3 area.

The drilling programme consisted of three boreholes (KD1, KD2 and KD3).  Boreholes KD1 and KD3 were drilled beyond the Merensky Reef and UG2 CL subcrop, and terminated in sediments of the Transvaal Supergroup.  Drilling of borehole KD2 was stopped short of the Merensky Reef subcrop.  No historical Mineral Resources or Mineral Reserves have been estimated for the Project 3 Area.  There has been no previous production from any of the WBJV properties.

GEOLOGICAL SETTING

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes.  These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.  The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000 km2.  It has a maximum thickness of 8 km. The mafic component of the BIC hosts layers rich in platinum group elements (“PGEs”), nickel, copper, chromium and vanadium.  The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs. The mafic rocks are collectively termed the Rustenburg Layered Suite (“RLS”) and are subdivided into the following five zones:

•

Marginal Zone –  comprising finer-grained gabbroic rocks with abundant country-rock xenoliths.

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Lower Zone – the overlying Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite).

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Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers.  Seven lower group chromitite layers have been identified within the lower Critical Zone.  Two further chromitite layers – Middle Group (“MG”) – mark the top of the pyroxenite-dominated lower Critical Zone.  From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and noritic rocks predominate.  The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units.  The cycles commence in general with narrow pyroxenitic horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into leuconorites and anorthosites.  The first of the two Upper Group chromitite layers (“UG1 CL”) is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite.  The overlying UG2 CL is of considerable importance because of its economic concentrations of PGEs.  The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles.  The Merensky Reef is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness.  The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

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Main Zone – consists of norites grading upwards into gabbronorites.  It includes several mottled anorthosite units towards the base and a distinctive pyroxenite two thirds of the way up.  This marker-unit does not occur in the project area, but is evident in the adjacent BRPM.  The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone – the base is defined by the appearance of cumulus magnetite above the pyroxenite marker.  The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geology –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites.  Viljoen (1999) originally proposed a structural interpretation based on geological and geophysical data for the western lobe of the BIC.  This study included gravity and vibrosis seismic data for the south western portion of the RLS northwest of Rustenburg. It was concluded that the Merensky Reef is present within much of this lobe, including the part further to the east below the Nebo granite sheet.  The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone. The seismic data also portrayed an essentially sub-horizontal disposition of the layering within the BIC mafic rocks below the Nebo granite sheet.  The gravity data indicates a gravity-high axis extending throughout the western lobe following the upper contact of the mafic rocks with the overlying granitic rocks.  A number of pronounced gravity highs occur on this axis.  A gravity anomaly with a strike length of 9 km is situated northeast of Rustenburg towards the east of the Boshoek section.  The gravity highs have been interpreted as representing a thickening of the mafic rocks, reflecting feeder sites for the mafic magma of the western BIC (Viljoen, 1999).

The western limb is interpreted by Viljoen as having two main arcuate feeder dykes which, closer to surface, have given rise to arcuate, coalescing, boat-shaped keels containing saucer-shaped, inward-dipping layers, analogous to the Great Dyke of Zimbabwe.

In the Boshoek section north of Rustenburg, the variable palaeo-topography of the Bushveld floor represented by the Transvaal Supergroup contact forms a natural unconformity with the overlying Bushveld layered sequence.  Discontinuities due to structural interference of faults, sills and dykes are pronounced in the area and are ascribed to the presence of the Pilanesberg Alkaline Complex intrusion to the north of the property.

Stratigraphy of the Upper Critical Zone

The upper Critical Zone of the RLS comprises mostly norites, leuconorites and anorthosites.  Leeb-Du Toit (1986) assigned numbers to the various lithological units according to their position in relation to the Merensky unit.  The footwall layers range from FW14 below the UG1 chromitite to FW1 directly below the Merensky Reef.  The hanging wall layers are those above the Bastard Reef and range from HW1 to HW5.  The different layers within the Merensky unit are the Merensky feldspathic pyroxenite at the base, followed by a leuconorite (Middling 2) and a mottled anorthosite (Middling 3).  The feldspathic pyroxenite layers (pyroxene cumulates) are named according to the reef hosted by them.  These include (from the base upwards) the UG1 CL, the UG2 CL (upper and lower), the Merensky and the Bastard pyroxenite.

Schürmann (1993) subdivided the upper Critical Zone in the Boshoek section into six units based on lithological features and geochemical trends.  These are the Bastard, the Merensky, the Merensky footwall, the Intermediate, the UG2 CL and the UG1 CL units.  The Intermediate and Merensky footwall units were further subdivided based on modal-mineral proportions and whole-rock geochemical trends.  The following is a detailed description of the subdivision of the upper Critical Zone in the Boshoek section (Schürmann).

Bastard Unit

The Bastard unit consists of a basal pyroxenite some 3 m thick with a thin chromitite developed on the lower contact.  This chromitite is the uppermost chromitite layer in the Critical Zone.  A 6.5 m-thick norite layer (HW1) overlies the pyroxenite.  HW1 is separated from HW2 by two thin mottled anorthosite layers.  HW3 is a 10 m-thick mottled anorthosite and constitutes the base of the Giant Mottled Anorthosite.  The mottled anorthosites of HW4 and HW5 are about 2 m and 37 m thick respectively.  Distinction between HW3, 4 and 5 is based on the size of the mottles of the respective layers.

Merensky Unit

The Merensky unit, with the Merensky Reef at its base, is the most consistent unit within the Critical Zone.

Merensky Footwall Unit

This unit contains the succession between the FW7/FW6 and the FW1/MR contacts.  Leeb-Du Toit (1986) indicated that where the FW6 layer is thicker than 3 m, it usually consists of four well-defined rock types.  The lowermost sublayer, FW6(d), is a mottled anorthosite with mottles of between 30 mm and 40 mm in diameter.  It is characterised by the presence of nodules or “boulders” and is commonly referred to as the Boulder Bed.  The nodules are described as muffin-shaped, 5–25 cm in diameter, with convex lower contacts and consisting of cumulus olivine and orthopyroxene with intercumulus plagioclase.  A single 2–10 mm chromitite stringer is present at the base of the FW6(d) sublayer.  FW6(c) is also a mottled anorthosite but not always developed. FW6(b) is a leuconorite containing pyroxene oikocrysts 10–20 mm in diameter.  Two layers (both 2–3 cm thick) consisting of fine-grained orthopyroxene and minor olivine define the upper and lower contacts.  FW6(a), the uppermost sublayer, is also a mottled anorthosite.

FW6 is overlain by a uniform norite (FW5), with a thickness of 4.1 m.  It appears to thin towards the north to about one metre.  FW4 is a mottled anorthosite 40 cm thick, with distinct layering at its base.  FW3 is an 11 m-thick uniform leuconorite.

FW2 is subdivided into three sublayers.  FW2(b) is a 76 cm-thick leuconorite and is overlain by a 33 cm-thick layer of mottled anorthosite – FW2(a).  Where FW2 attains a maximum thickness of 2 m, a third layer in the form of a 1–2 cm-thick pyroxenite or pegmatite pyroxenite, FW2(c), is developed at the base.  FW2(c) is absent in the Boshoek section area (Schürmann, 1993).  FW1 is a norite layer about 7 m thick.

Schürmann further subdivided the Merensky footwall unit into four subunits.  The lowermost subunit consists of sublayers FW6(d) and FW6(b).  Subunit 2, which overlies subunit 1, commences with FW6(a) at the base and grades upwards into FW5.  The FW5/FW4 contact is sharp and divides subunits 2 and 3. Subunit 3 consists of FW4, FW3 and sublayer FW2(b).  Subunit 4 consists of FW2(a) and FW1 and forms the uppermost subunit of the Merensky footwall unit.

Intermediate Unit

The Intermediate unit overlies the upper pyroxenite of the UG2 unit and extends to the FW7/FW6 contact.  The lowermost unit is the 10 m-thick mottled anorthosite of FW12, which overlies the UG2 upper pyroxenite with a sharp contact.  FW11, a roughly 1 m thick leuconorite, has gradational contacts with the under and overlying layers.  FW10 consists of a leuconorite layer of about 10 m.  Subdivision between these two units is based on the texture and subtle differences in the modal composition of the individual layers.  Leeb-Du Toit (1986) termed FW11 a spotted anorthosite and FW10 an anorthositic norite.  FW12, 11 and 10 constitute the first Intermediate subunit as identified by Schürmann (1993).  The second Intermediate subunit consists of FW9, 8 and 7.  The 2 m-thick FW9 mottled anorthosite overlies the FW10 leuconorite with a sharp contact.  The FW8 leuconorite and FW7 norite are respectively 3 m and 37 m thick.  The FW9/FW8 and FW8/FW7 contacts are gradational but distinct.  A 1.5 m-thick highly contorted mottled anorthosite “flame bed” is present 15 m above the FW8/FW7 contact.

UG2 CL Unit

The UG2 CL unit commences with a feldspathic pyroxenite (about 4 m thick) at its base and is overlain by an orthopyroxene pegmatoidal layer (0.2–2 m thick) with a sharp contact.  Disseminated chromite and chromitite stringers are present within the pegmatoid.  This unit in turn is overlain by the UG2 CL (0.5–0.8 m thick) on an irregular contact.  Poikilitic bronzite grains give the chromitite layer a spotted appearance.  A 9 m feldspathic pyroxenite overlies the UG2 CL.  The upper and lower UG2 CL pyroxenites have sharp contacts with FW12 and FW13.  The upper UG2 CL pyroxenite hosts the UG2 CL leader seams, which occur between 0.2 m and 3 m above the main UG2 CL.

UG1 CL Unit

The UG1 CL is approximately 1 m thick and forms the base of this unit.  It is underlain by the 10 m-thick FW14 mottled anorthosite.  The UG1 CL bifurcates and forms two or more layers within the footwall mottled anorthosite, while lenses of anorthosite also occur within the chromitite layers.  The overlying pyroxenite consists of cumulus orthopyroxene, oikocrysts of clinopyroxene and intercumulus plagioclase.  The UG1 CL pyroxenite is separated from the overlying FW13 leuconorite (about 8 m thick) by a thin chromitite layer (1–10 cm) with sharp top and bottom contacts.

Local Structure

Floor rocks in the south western BIC display increasingly varied degrees of deformation towards the contact with the RLS.  Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault.  This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex.  A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system.  These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex.  Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands Faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex.  These east-west trending structures dip steeply (between 80° and 90°).  The magnetics indicate that the Chaneng Dyke dips steeply to the north.  This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognised within the area.  The earliest folds are mainly confined to the Magaliesberg Quartzite Formation.  The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation.  Quartzite xenoliths are present close to the contact with the RLS and the sedimentary floor.  Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines.  The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills.  The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation.  The fold axes trend at approximately orthogonal angles to the first folding event.  Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks.  This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC.  There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated.

The Merensky and UG2 CL isopach decreases from 60 m to 2 m at outcrop position.  There is also a subcrop of the Critical Zone against the Main Zone rocks.

Project Geology

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5-1 and Bastard Reef to UG1 footwall sequence).  The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof.  The UG2 CL and, more often, the UG1 CL are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Surface Geology

The WBJV is underlain by the lower portion of the RLS, comprising the Critical Zone and lower portion of the Main Zone.  The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography.  The underlying Transvaal Supergroup comprises shale and quartzite of the magaliesberg formation, which creates a more undulating topography.  Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

The Merensky Reef subcrops, as does the UG2 CL, beneath a relatively thick main zone of the Bushveld against the Transvaal basement.  The sequence strikes northwest to southeast and has an average dip of ~10° in the Project 3 area.  The top 32 m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone.  Thicknesses of this profile increase near intrusive dykes traversing the area.

Reefs

The Merensky Reef structure at the Project 3 area has not been interpreted to date.

The UG2 CL is well developed towards the northeast of the Project 3 area, but deteriorates towards the southwest.  Within the latter area, the chromitite layer is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone.

The thickness of the sequences between the UG2 CL and MR in the Project 3 area increases from ~6 m to 25 m in a southwest-northeast direction.  In general, the thickness between the units appears to increase in a north easterly direction, sub-parallel to the strike of the BIC layered lithologies.

Project Structure

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores.  At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305° and is of post-BIC age.  It appears to be the most prominent, with the largest displacement component of more than 20 m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345° and 315° northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures.  Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes.  These range in thickness from 0.5–30 m and most appear to be of a chilled nature; some are associated with faulted contacts.  Evident on the magnetic image is an east-west-trending dyke, which appears to be of Pilanesberg-intrusion age.  This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

EXPLORATION

Survey (field observation) Results, Procedures and Parameters

Exploration to date for the Project 3 area comprises of geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic).  This programme is currently still in process.  The purpose of the exploration programme is to re-evaluate the Project 3 area via geophysical assessments with regard to structure.

Interpretation of Survey (field observation) Results

The structural features identified from the aeromagnetic data were interpreted in terms of a regional structural model.  Major dyke features were easily recognized and these assisted in the compilation of a structural model for the WBJV project area.

Survey (field observation) Data Collection and Compilation

Initial processing of the geophysical data collected was conducted by Anglo American Technical Division, Geoscience.  Final processing of data is conducted by Rock Deformation Research Limited.

DEPOSIT TYPES AND MINERALISATION

The most pronounced PGE mineralisation in the project area occurs within the Merensky Reef and is generally associated with a 0.1–1.2 m thick pegmatoidal feldspathic pyroxenite unit.  The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite.  The second important mineralised unit is the UG2 CL, which is on average 1.50 m thick and occurs within the project area.

MR Facies Types

The Merensky Reef occurs as the Detached Facies in the project area.  The Detached Facies comprises a pegmatoid of feldspathic pyroxenite reef type, or pyroxenite bounded by top and bottom chromitite layers.  It generally overlies several meters of fine to medium grained pyroxenite and is overlain by feldspathic pyroxenite with base metal sulphides mineralization within 1.0 m thick just below the chromitite.  It lies on footwall rocks from FW 1 to FW 6. It is similar to the detached Merensky Reef facies describe at the adjacent project of Wesizwe.

UG2 Facies Types

The UG2 CL is composed of a choromitite layer and generally has a base feldspathic pyroxenite pegmatoid and certain overlying chromitite layers termed leader and triplets.  Most of the intersections encountered in PTM-SA’s exploration campaign have no basal pegmatoid but do have FW13 Anorthosite Unit underlying the main band, pinching out in a northeast direction and sitting directly on UG1 CL hangingwall pyroxenite.

Correlation and Lateral Continuity of the Reefs

The Merensky Reef and UG2 CL are positively identified in new intersections.  Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate.  The UG1 CL, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some boreholes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Resource estimation is not possible within 50 m from surface owing to core loss resulting from near-surface weathering (weathered rock profile), joint set interference, and reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef is poorly developed at the project area, from the subcrop position to as far as 100 m down-dip and as far as 800 m along strike.  This was evident in marginal grades, and is no doubt due to the presence of a palaeo-high in the Transvaal sediment floor rocks below the BIC.  The area is locally referred to as the Abutment.

With respect to the UG2 CL in the project area, relative to the Abutment’s effect, a smaller area extending from subcrop position to as deep as 400 m down-dip with strike length 420 m of UG2 CL was characterised by a relatively low grade.

Potholes

The limited exploration and drilling at the Project 3 area has revealed no real evidence of potholes.  However, positive identification of pothole intersections for the Merensky Reef and UG2 CL in other areas of the WBJV has occurred.  The possible position of these potholes may be indicated by the following:

•

where footwall stratigraphic widths are wider;

•

where the Merensky Pyroxenite or UG2 CL is bifurcating, split or absent; and

•

where the Merensky Reef width is anomalous with regard its normal facies widths.

Replacement Pegmatites

Due to limited drilling at Project 3 area, little evidence for the occurrence of pseudo-form replacement bodies have been encountered.  However, evidence for replacement pegmatoids has been encountered in other areas of the WBJV.

No metallurgical testwork has been conducted by PTM-SA for Project 3 to date.  However, metallurgical testwork has been conducted for southern areas of the WBJV, and it is expected that the mineralogy at Project 3 will be similar.  The following is an excerpt from the technical report completed for the Project 1 and 1A areas.

Mineralisation Styles and Distribution

Bulk modal analyses were estimated based on the results from XRD analysis (RIR method) and optical microscopic examination. The results were as follows:

•

Alteration – Silicates showed low to moderate alteration, mainly associated with fractured zones. The degree of alteration is not expected to hinder flotation results, but should be monitored.

•

Sulphide Assemblages – Sulphide composition of the samples was variable.  The results of the estimated sulphide composition of the composite sample were as follows:

o

Chalcopyrite (CuFeS2):

20%

o

Pyrite (FeS2):

2%

o

Pyrrhotite (Fe7S8):

35%

o

Pentlandite ((Fe, Ni)S):

43%

Examination of the polished thin-sections showed that the sulphides occurs as sporadically distributed, fine grained clusters associated with interstitial silicates or as isolated, coarse composite particles and blebs.  The liberation characteristics of the sulphides are expected to be relatively good apart from the fine disaggregated disseminated chalcopyrite.

PGE and Gold Deportment

PGE searches (including gold bearing phases) were conducted by manually scanning a selection of the polished sections utilizing a scanning electron microscope to obtain a statistical particle count.  Approximately 237 particles were located in 8 thin sections and image analysis software was employed to measure the size of each particle.

Speciation

The major PGE phase encountered was cooperite (PtS) which comprise 63% of the observed particles.  Moncheite (PtTe2) was the next most common PGE encountered (11%).  The major gold-bearing phase, electrum (AuAg), was found to comprise 6% of the observed particles.  Braggite (PtPd)S is also fairly common and comprises 5% of the observed particles.  Sperrylite (PtAs2) is less common, comprising about 4% of the observed PGEs.  A PGE phase composed of Pd, Pt, As and some Te was found to be present in 2.4% of the observed particles.  Hollingworthite (RhAsS), isoferroplatinum (Pt3Fe) and laurite (RuS2) are less common PGEs, each comprising about 1.5% of the total observed particles.  Froodite (PdBi2) comprise about 1% of the observed particles and was found only in one thin-section (41/D4/B).  The remaining 2.8% of the observed particles are composed of 9 other PGE and gold species.

In order to reach a better understanding of the PGE speciation, they were classified into five groups: (a) sulphides, (b) arsenides, (c) Te-, Sb- and Bi-bearing, (d) Au-bearing phases and (e) Fe bearing PGEs.  The sulphides comprise about 71% of PGEs observed (of which cooperate comprise about 90%).

Mineral Association

With regard to the mineral associations, 77% of the total PGEs (+Au-phases) observed are associated with sulphides (mainly occluded or attached to chalcopyrite or pentlandite), 21% is occluded in silicates (usually in close proximity to sulphides), and only 2% occur on the boundary between silicate minerals and chromite.  Microscopic observation indicates that PGEs (+Au-phases) concluded in silicate minerals occur mainly in the alteration silicates and in interstitial silicate phases i.e. talc, chlorite, quartz, amphibole and phlogopite.

Grain-Size Distribution

With regard to the grain size distributions, nearly 40% of the total PGEs are sulphides that are larger than 1000 µm2 in size.  Approximately 75% of the observed PGEs are larger than 100 µm2 in size.  It was also noted that the Te-, Sb- and Bi-bearing PGEs are generally smaller than the sulphides.  The largest PGE particle observed was measured at ~5000 µm2.  Only 2 particles were measured at less than 1000 µm2, but this accounted for nearly 37% of total PGEs observed.

The sulphide and PGE composition of the composite sample is normal for the Merensky Reef.  The most significant observations resulting from these processes are:

•

the formation of deleterious alteration products such as talc and chlorite which will tend to dilute grades of flotation concentrates, and affect the milling and filtration characteristics of the ore; and

•

alteration tends to disaggregate primary sulphides (and PGEs) in situ, to form very fine disseminated clusters within alteration silicates, which will require finer grinding to achieve effective liberation.

DRILLING

Type of Drilling

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction.  The drilling is placed on an unbiased 500 m x 500 m grid and detailed when necessary to a 250 m x 250 m grid.  Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed.  Drilling at the Project 3 Area was still ongoing at the time of writing of the Project 3 Report.

Procedures, Summary and Interpretation of Results

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW.  The exact borehole locations, together with the results of the economic evaluation, are plotted on plan.  From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised.  This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

Comment on True and Apparent Widths of the Mineralised Zones

The geometry of the deposit has been clearly defined in the sections drawn through the property.  All holes were drilled vertically and the down hole surveys indicate very little deviation.  A three-dimensional surface – digital terrain model (“DTM”) – was created and used in the calculation of the average dip of 10°.  This dip has been factored into the calculations on which resource estimates are based.

Comment on the Orientation of the Mineralised Zones

The mineralised zones within the Project 3 area include the Merensky Reef and the UG2 CL, both of which are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate.

The stratigraphic markers above and below the economic horizons have been recognised and facilitate recognition of the Merensky Reef and the UG2 CL.  There are a few exceptions to the quality of recognition of the stratigraphic sequences.  These disruptions are generally of a structural nature and are to be expected within this type of deposit.

In some boreholes no clear stratigraphic recognition was possible.  These holes were excluded from resource calculations.

SAMPLING METHOD AND APPROACH

Sampling Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1 m units and then for major stratigraphic units.  Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 CL – are marked.  The top and bottom contacts of the reefs are clearly marked on the core.  Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split.  A centre cut line is then drawn lengthways for cutting.  After cutting, the material is replaced in the core trays.  The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15 – 25 cm in length.  In areas where no economic zones are expected, the sampling interval could be as much as a metre.  The sample intervals are allocated a sampling number, and this is written on the core for reference purposes.  The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet.  The start and end depths are marked on the core with a corresponding line.  The duplicate tag stays as a permanent record in the sample booklet, which is secured on site.  The responsible project geologist then seals the sampling bag.  The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system (commercially available logging software).  The sampling extends for about a metre into the hangingwall and footwall of the economic reefs.

Drilling Recovery

All reef intersections that are sampled require a 100% core recovery.  If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with PTM protocol based on industry-accepted best practice.  The quality of the sampling is monitored and supervised by a qualified geologist.  The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling.  Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Widths of Mineralised Zones – Resource Cuts

The Merensky Reef resource width is on average 114 cm thick and the UG2 CL is on average 116 cm thick.  A minimum resource width of 80 cm was selected.  Although the average widths are more than 1 m, there are a significant number of reef intersections less than 1 m; reef intersections more than 80 cm were kept as is.

The Merensky resource width (used as reef width) is defined as the upper chrome seam defines the upper limit of the resource cut.  If the upper sample plus reef is less than 80 cm then sample in the footwall was added to define a minimum of as close as possible to a 80 cm resource cut.

The UG2 CL resource width (used as reef width) is defined as the reef width and if the reef width was less than 80 cm then samples were added in the hanging wall to define a minimum width of as close to 80 cm as possible.  Reef intersections more than 80 cm were kept as is.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Persons Involved in Sample Preparation

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.  The core is collected from the drilling site on a daily basis by a PTM-SA geologist and transported to the exploration office by PTM-SA personnel.  Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM-SA.  The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•

drillers’ depth markers (discrepancies are recorded);

•

fitment and marking of core pieces;

•

core losses and core gains;

•

grinding of core;

•

one-meter-interval markings on core for sample referencing; and

•

rechecking of depth markings for accuracy.

Core sampling is carried out by a qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory.  The supervising and project geologists ensure that samples are transported by PTM-SA contractors.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•

samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing;

•

the sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form;

•

the samples are placed according to sequence into large plastic bags (the numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment);

•

the chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage.  The project geologist keeps copies of the analytical request form and the chain-of-custody form on site; and

•

once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area.  The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

For the present database, field samples have been analyzed by three different laboratories: ALS Chemex (South Africa), Genalysis (Australia) and currently Set Point laboratories (South Africa).  Samples from borehole WBJV008 onwards were sent to the Set Point Laboratory preparation facility at Mokopane.

Transportation from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by PTM-SA.  Dr. B. Smee has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary.  Each sample is weighed and the results are recorded.  Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10 mm.  The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106 µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for 4E by standard 25 g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process.  Although collection of three elements (platinum, palladium and gold) is enhanced by this technique, the contrary is true for rhodium, which volatilises in the presence of silver during cupellation.  Palladium is used as the co-collector for rhodium analysis.  The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for gold and PGEs by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Quality Assurance and Quality Control (“QA&QC”) Procedures and Results

The PTM-SA protocols for quality control are as follows:

  the project geologist (Mr. M. Rhentho) oversees the sampling process;

  the core yard manager (Mr. I. Ernest) oversees the core quality control;

  the exploration geologists (Ms. T. Saindi and Ms. T. Thapelo) and the sample technician (Mr. L.J. Selaki) is responsible for the actual sampling process;

  the project geologist oversees the chain of custody;

  the internal qualified person (“QP”) (Mr. W. Visser) verifies both processes and receives the laboratory data;

  the internal resource geologist (Mr. T. Botha) and the database manager (Mr. M. Rhantho) merge the data and produce the SABLE sampling log with assay values;

  together with the project geologist, the resource geologist determines the initial resource cut;

  the external auditor (Mr. N. Williams) verifies the sampling process and signs off on the resource cut;

  the second external database auditor (Ms. H. Sternberg) verifies the SABLE database and highlights QA&QC failures;

  Ms. R. de Klerk (Maxwell Datashed) runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP;

  the internal QP requests re-assays; and

  check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

The following analytical standards were used to assess the accuracy and possible bias of assay values for platinum and palladium.  Rhodium and gold were monitored where data for the standards were available, but standards were not failed on rhodium and gold alone.

Standards used for QA&QC

Standard type	Pt	Pd	Rh	Au
CDN-PGES-5	Yes	Yes	-	-
CDN-PGES-6	Yes	Yes	-	Yes
CDN-PGES-7	Yes	Yes	-	Yes
CDN-PGES-11	Yes	Yes	-	Yes
AMIS0005	Yes	Yes	Yes	-
AMIS0007	Yes	Yes	Yes	-
AMIS0010	Yes	Yes	-	-

Generally, the standards are inserted in place at the fifteenth sample site in the sample sequence.  The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to round robin programmes involving collection and preparation of material of varying matrices and grades, to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying.  Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralisation being explored.  Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the round robin mean value of the reference material.  A single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.  Reasons why standards failed may include database errors, selection of wrong standards in the field, sample mis-ordering errors and bias from the laboratory.  A failed standard is considered to be cause for re-assay if it falls within a determined resource cut for either the Merensky Reef or UG2 CL (MRMC and UG2MC).  The bulk of the economic value of the reefs is located within the combined value for platinum and palladium, with rhodium and gold comprising only 10% of the 4E value.  As requested by a result, standards that failed for rhodium and/or gold (rhodium evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; gold evaluated for CDN-PGES-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering.  Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample.  The blank being used is always noted to track its behaviour and trace metal content.  Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection.  The field duplicate contains all levels of error core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

No duplicate samples were assayed for Project 3.

Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated.  It should be noted that validation is different from verification; the latter implies 100% repeatability.  The assay validation programme entails:

•

a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the round robin mean value of the reference material;

•

ongoing blind pulp duplicate assays at Set Point Laboratory; and

•

check assays conducted at an independent assaying facility (Genalysis).

Adequacy of Sampling Procedures, Security and Analytical Procedures

Sampling Procedures

The QA&QC practice of PTM-SA is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database.  The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

The author of the Project 3 Report relied on subordinate qualified persons for the following:

•

correct sampling procedures (marking, cutting, labelling and packaging) were followed at the exploration office and accurate recording (sample sheets and digital recording in SABLE) and chain-of-custody procedures were followed;

•

adequate sampling of the two economic horizons (Merensky Reef and UG2 CL) was done;

•

preparations by PTM-SA field staff were done with a high degree of precision and no deliberate or inadvertent bias;

•

correct procedures were adhered to at all points from field to database;

•

PTM-SA’s QA&QC system meets or exceeds the requirements of NI 43-101 and mining best practice; and

•

the estimates provided for the Merensky Reef and UG2 CL are a fair and valid representation of the actual in-situ value.

The QP’s view is supported by Mr N Williams, who audited the whole process (from field to database), and by Ms H Sternberg, who regularly audited the SABLE database for correct entry and integrity and also verifies the standards, blanks and duplicates within the database as a second check to the QA&QC graphs run by Ms R de Klerk.

Security

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security.  Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples.  It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility.  The original chain-of-custody document always accompanies the samples to their final destination.

DATA VERIFICATION

Quality Control Measures and Data Verification

All scientific information is manually captured and digitally recorded.  The information derived from the core logging is manually recorded on A4-size logging sheets.  After being captured manually, the data is electronically captured in a digital logging program (SABLE).  For this exercise the program has very specific requirements and standards.  Should the entered data not be in the set format the information is rejected.  This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE).  Modelling packages are rigorous in their rejection of conflicting data (e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature).  This is the second stage of verification.  Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE.  The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry.  If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered.  Anomalies in grade, thickness, isopach or isocon trends are noted and questioned.  Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Verification of Data

The geological and economic base data has been verified by Ms. H. Sternberg and has been found to be acceptable.

Nature of the Limitations of Data Verification Process

As with all information, inherent bias and inaccuracies can and may be present.  Given the verification process that has been carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation.  The data is checked for errors and inconsistencies at each step of handling.  The data is also rechecked at the stage where it is entered into the deposit-modelling software.  In addition to ongoing data checks by project staff, the senior management and directors of PTM-SA have completed spot audits of the data and processing procedures.  Audits have also been done on the recording of borehole information, the assay interpretation and final compilation of the information.  The individuals in PTM-SA’s senior management and certain directors of the company who completed the tests and designed the processes are non-independent mining or geological experts.

MINERAL RESOURCE ESTIMATES

Standard Resource and Reserve Reporting System

The author has classified the mineral resources according to the South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”).  The Project 3 Report deals primarily with the mineral resources.  No mineral reserves have been classified.  Indicated and inferred mineral resources have been classified.  No addition of the inferred mineral resources to other mineral resource categories has occurred.

Relationship of the QP to the Company

Apart from having been contracted to compile this report, the QP, Mr. Charles J. Muller, has no commercial or other relationship with the Company.

Detailed Mineral Resource Tabulation

From the interpolated block model, indicated and inferred mineral resources were estimated.  Table 4 shows the tonnage and grade for each reef at specific cut-off grades for the 4Es (cm.g/t).  The cut-off grade categories are based on content as the interpolation was carried out on content, as was the mechanism for the change of support or post processing.

Indicated Mineral Resource for UG2 CL and Merensky Reef at Project 3

Indicated Mineral Resource (4E)	Cut-off (cm.g/t) 4E	Million Tonne	Grade 4E (g/t)	Potential Resource Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	5.157	6.03	1.14	31.097	0.999
Project 3 UG2 CL	100	5.947	4.91	1.16	29.199	0.939
Total Indicated	100	11.104	5.43	1.15	60.296	1.938

Inferred Mineral Resource for the Merensky Reef at Project 3

Inferred Mineral Resource (4E)	Cut-off (cm.g/t) 4E	Million Tonne	Grade 4E (g/t)	Potential Resource Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	0.443	1.47	1.14	0.651	0.021
Total Inferred	100	0.443	1.47	1.14	0.651	0.021

MR = Merensky Reef; UG2 CL = Upper Group No. 2 chromitite seam; PGE = Platinum Group Metals.

The cut-offs for Indicated and Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Tonnes discount for geological loss (14%) and dip.
Due to rounding, columns may not add up.

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2 CL	62%	3.42	28%	1.54	9%	0.50	1%	0.06

A cut-off grade of 100cm.g/t was selected as a resource cut-off.  The reason for using the 100cm.g/t cut-off is in compliance with responsible engineering practice to simulate probable working cost and flow of ore parameters, in order to report potentially economical resources.  The mineral resources are estimated by the kriging method of resource estimation.  In keeping with best practice in resource estimation, an allowance for known and expected geological losses (14%) is made.

Key Assumptions, Parameters and Methods of Resource Calculation

The following table details the number of boreholes used in the estimation of the mineral resources:

Borehole Intercepts used in the estimation of the Mineral Resources

Data	Valid MR intercepts used for Model	Valid UG2 CL intercepts used for Model
No. of intercepts for Project 3	37	30

Resource widths and 4E grades used in the resource estimation exercises are depicted in the diagrams below.  The available borehole data was obtained from PTM-SA.  In the evaluation process the metal content (4E cm.g/t) and resource width (cm) values are used.  The resource cut width refers to the corrected width.  The values have been interpolated into a 2D block model.  The 4E grade (g/t) has been calculated from the interpolated content and resource width values.  For modelling purposes on Project 3, the Merensky Reef was divided into two geological domains and the UG2 CL consists of two domains (Figure 6).  Grade and resource width estimates were calculated within specific geological domains.

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (to evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships.  Skewness is a measure of the deviation of the distribution from symmetry (0 = no skewness).  Kurtosis measures the "peakedness" of a distribution (3 = normal distribution).

No corrections were made (top cut etc.) to the data and the statistical analyses show the expected relationships for these types of reef.

Variography

Variograms are a useful tool for investigating the spatial relationships of samples.  Variograms for channel width (cm), 4E cm.g/t and 4E, per domains, were modelled during the estimation process.

All variograms are omni-directional spherical semi-variograms.  The 4E content and resource cut width variograms, have a modelled grade continuity range of ~270-700 m for the Merensky Reef and a modelled grade continuity range of ~245-600 m for the UG2 CL.  The nugget effect is on average 35% of the sill or population variance for the Merensky Reef and 31% for the UG2 CL.  No top-cuts were used for the generation of the experimental variograms.

Grade Estimation

Full reef composite data – resource cut width (cm) and 3PGE_Au content (cm.g/t) (CM4E) were estimated for both the Merensky Reef and UG2 CL.  Both simple kriging (“SK”) and ordinary kriging (“OK”) techniques have been used.  Specific to the Project 3 it has been shown that the SK technique is more efficient when limited data are available for the estimation process.

The 4E grade concentration (g/t) was calculated from the interpolated kriged 4E content (cm.g/t) and resource width (cm) values.  Detailed checks were carried out to validate kriging outputs, including input data, kriged estimates and kriging efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor.  For this exercise all blocks within a specific domain have been assigned a global mean for that domain.  Ordinary kriging balances the kriging weights to one without the use of a local/global mean, whereas, simple kriging introduces the local/global mean in the balancing of the equations.

The following parameters were used in the kriging process for both project areas:

•

Full reef composite data – resource cut width (cm) and content (CM4E / 4E cm.g/t);

•

200 m x 200 m x 1 m block size;

•

Discretisation 5 x 5 x 1 for each 200 m x 200 m x 1 m block;

•

First search volume – 850 m:

o

minimum number of samples 4;

o

maximum number of samples 40;

•

Second search volume – 5 times the first search volume:

o

minimum number of samples 2;

o

maximum number of samples 40;

•

Third search volume:

o

minimum number of samples 1;

o

maximum number of samples 20;

•

Interpolation methods – simple kriging; and

•

Local / global mean values used in the simple kriging process.

The first 50 m of the ore body is considered to represent a weathered zone and is discarded in the modelling and estimation procedures.

The kriged estimates were post-processed to calculate the information effect, dispersion variance and grade tonnage intervals.  The UG2 CL conformed to a log-normal distribution and was post-processed accordingly.  However, the Merensky Reef displayed a strongly normal distribution and hence the post-processing conducted on the reef was undertaken in normal space.  With further information, the log-normal post-processing of the UG2 CL should be reviewed.  The 4E cut-off values used ranged from 100–600 cm.g/t.  An average dip value of 10° was used for estimation of resources at Project 3.

Post Processing

During early stages of projects the data is invariably on a relatively large grid.  This grid is much larger than the block size of a selective mining interest (i.e., selective mining units (“SMU”)).  Efficient kriging estimates for SMUs or of much larger blocks units will then be smoothed due to information effect or size of blocks.  Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project (i.e., the average grade above cut-off will be underestimated and the tonnage overestimated).  Some form of post processing is required to reflect the realistic tonnage grade estimates for respective cut-offs.  Using the limited data available preliminary post-processed analysis has been done.

An SMU of 20 m x 40 m was selected with an expected future underground sampling configuration on a 20 m x 20 m grid.  Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200 m x 200 m x 1 m, the distribution of SMUs has been estimated for various cut-offs.  The latter for the UG2 CL has been estimated using lognormal distribution of SMUs within the large parent blocks – 200 m x 200 m x 1 m.  This technique for post processing has been used based on the observed lognormal distribution of the underlying 4E values in the Project 3 area (i.e., the indirect lognormal post-processing technique has been used for the change of support analysis).  The Merensky Reef has been estimated using a normal distribution of SMUs within the large parent blocks – 200 m x 200 m x 1 m.

For each parent block the grade, tonnage and metal content above respective cut-offs (based on the SMUs) were translated into parcels to be used for mine planning.  Grade tonnage curves were therefore calculated for each parent block.  The following cut-offs were considered 100, 200, 300, 400, 500 and 600cm.g/t as detailed in the tables below.

Cut-off Grades for Merensky Reef Indicated Resource Estimation

Cut-Off (4E)	Tonnage	4E
cm.g/t	t	g/t	grams	Moz
0.00	5,180,884	6.00	31,085,304	0.999
100.00	5,156,829	6.03	31,095,678	0.999
200.00	5,095,600	6.08	30,981,248	0.996
300.00	4,960,795	6.19	30,707,321	0.987
400.00	4,704,239	6.37	29,966,002	0.963
500.00	4,282,028	6.63	28,389,845	0.913
600.00	3,680,784	6.97	25,655,064	0.825

Cut-off Grades for Merensky Reef Inferred Resource Estimation

Cut-Off (4E)	Tonnage	4E
cm.g/t	t	g/t	grams	Moz
0.00	1,965,010	1.47	2,888,564	0.093
100.00	443,046	5.34	2,365,865	0.076
200.00	401,023	5.75	2,305,882	0.074
300.00	362,481	6.11	2,214,758	0.071
400.00	325,475	6.44	2,096,059	0.067
500.00	286,363	6.79	1,944,404	0.063
600.00	242,197	7.19	1,741,396	0.056

Cut-off Grades for UG2 CL Indicated Resource Estimation

Cut-Off (4E)	Tonnage	4E
cm.g/t	t	g/t	grams	Moz
0.00	6,270,309	4.70	29,470,452	0.947
100.00	5,947,286	4.91	29,201,174	0.939
200.00	5,334,503	5.30	28,272,865	0.909
300.00	5,108,323	5.43	27,738,193	0.892
400.00	4,972,271	5.48	27,248,045	0.876
500.00	4,434,979	5.67	25,146,330	0.808
600.00	3,247,228	6.07	19,710,673	0.634

A SG of 3.21t/m3 was used for the Merensky Reef and 3.85t/m3 for the UG2 CL tonnage calculations.  SG values are average values based on measured values for specific reef intersections.

Resource Classification

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships.  The following aspects or parameters were considered for resource classification:

•

Sampling – Quality Assurance / Quality Control

o

Measured:  high confidence, no problem areas

o

Indicated:  high confidence, some problem areas with low risk

o

Inferred: some aspects might be of medium to high risk

•

Geological Confidence

o

Measured:  high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data

o

Indicated:  good understanding of geological relationships

o

Inferred:  geological continuity not established

•

Number of samples used to estimate a specific block

o

Measured:  at least 4 boreholes within semi-variogram range and minimum of twenty 1 m composited samples

o

Indicated:  at least 3 boreholes within semi-variogram range and a minimum of twelve 1 m composite samples

o

Inferred:  less than 3 boreholes within the semi-variogram range

•

Kriged variance

o

This is a relative parameter and is only an indication and used in conjunction with the other parameters

•

Distance to sample (semi-variogram range)

o

Measured:  at least within 60% of semi – variogram range

o

Indicated:  within semi-variogram range

o

Inferred:  further than semi-variogram range

•

Lower confidence limit (blocks)

o

Measured:  less than 20% from mean (80% confidence)

o

Indicated:  20% – 40% from mean (80% – 60% confidence)

o

Inferred:  more than 40% (less than 60% confidence)

•

Kriging Efficiency

o

Measured:  more than 40%

o

Indicated:  20 – 40%

o

Inferred:  less than 20%

•

Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

o

Measured:  less than 10% deviation from the mean;

o

Indicated:  10 – 20% deviation from the mean

o

Inferred:  less than 20% deviation from the mean

Using the above criteria, the Merensky Reef and UG2 CL within the Project 3 area was classified as indicated and inferred mineral resources.  Inferred mineral resources are classified, under the SAMREC Code, as follows:

An “Inferred Mineral Resource” is that part of a Mineral Resource for which volume and/or tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and sampling and assumed but not verified geologically and/or through analysis of grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited in scope or of uncertain quality and reliability.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

No account of any modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account.  No environmental, permitting, legal or title factors will affect the estimated mineral resource.

OTHER RELEVANT DATA AND INFORMATION

The economic viability of the Mineral Resources declared in this report has not been demonstrated.  Such deductions can only be made once, among other things, at least financial and working cost estimates are applied to these resources.

RSA Reserve and Resource Declaration Rules

The SAMREC Code sets out minimum standards, recommendations and guidelines for public reporting of Mineral Resources and Mineral Reserves in South Africa.  Documentation prepared for public release must be done by or under the direction of, and signed by, a competent QP.  A QP is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC.  A QP should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A Mineral Resource is a concentration (or occurrence) of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are, in the opinion of the QP, reasonable and realistic prospects for eventual economic extraction.

INTERPRETATION AND CONCLUSIONS

Results

Indicated and inferred resources have been estimated for the Project 3 area.  There is insufficient data in Merensky Reef Domain 2, which has been classified as inferred mineral resource, to classify the area into a higher resource category.

Interpretation of the Geological Model

The stratigraphy of the Project 3 area is well understood and specific stratigraphic units could be identified in the borehole core.  The Merensky Reef and UG2 CL could be recognised in the core and are correlatable across the Project 3 area.  It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Evaluation Technique

The evaluation of the Project 3 was done using best practices.  Simple kriging was selected as the best estimate for the specific borehole distribution.  Change of support (SMU) was considered for the initial large estimated parent blocks with specific cut-off grades.

Reliability of the Data

The PTM-SA data was specifically inspected by Mr. Muller and found to be reliable and consistent.

Strengths and Weaknesses with respect to the Data

The regular QA&QC process carried out by PTM-SA is of a high standard and applies to the full audit trail from field data to resource modelling.  The data have been found to be accurate, consistent and well structured.  The system of support for the digital data by paper originals and chain-of-custody and drilling records is well developed.  Additional drilling will have to be carried out in order to increase the confidence in the resource estimate in the Project 3 area.

Objectives of adherence to the Scope of Study

The intention of this phase of the work programme was to establish the resource cut estimation for Project  3 area.  This has been achieved and thus the objectives of the programme have been met.

Recommendations

For the indicated mineral resources to be potentially upgraded, infill drilling can be considered.  After completion of the drilling and the subsequent QA&QC, the additional data will be incorporated into the current model as presented in this document.

EXERCISE OF WARRANTS

Three shareholders of the Company exercised a total of 3,308,400 common share purchase warrants at a price of $1.75 per share for proceeds of $5,789,700.

5.2

Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Frank R. Hallam
Chief Financial Officer
Tel:  (604) 899-5450

Item 9

Date of Report

October 5, 2010